Exhibit 99.1

November 18, 2019

To the Board of Directors

LINE Corporation

Letter of Intent

We, NAVER Corporation (“NAVER”) and SoftBank Corp. (“SoftBank”), are pleased to submit this non-binding letter of intent (“LOI”) to the board of directors of LINE Corporation (“LINE”) with a proposal to acquire directly or indirectly through one or more affiliates (NAVER, SoftBank and such affiliates are collectively referred to herein as the “Tender Offerors” or “we”) in a tender offer (“Tender Offer”): (i) (a) all of the outstanding shares of common stock of LINE (collectively, the “Common Shares”) and (b) all of the outstanding American Depositary Shares, issued by J.P. Morgan Chase Bank, N.A. acting as depositary, each representing one (1) Common Share of LINE (collectively, the “ADSs” and, together with the Common Shares, the “Shares”), in each case, that are not already owned by NAVER or by LINE as treasury shares, (ii) the Share Options (as defined below) and (iii) the Convertible Bonds (as defined below).

1)	Background of the LOI

NAVER, SoftBank, LINE and Z Holdings Corporation (“ZHD” and together with NAVER, SoftBank and LINE, the “Parties”) are engaged in discussions in connection with a potential business integration of LINE and ZHD to be implemented through a series of transactions, beginning with the Tender Offer and subsequently resulting in LINE becoming a private joint venture company owned 50-50 by NAVER and SoftBank to hold a controlling stake in ZHD, which would remain listed on the Tokyo Stock Exchange as a holding company owning all of the current business operations of LINE and ZHD (collectively, the “Proposed Transactions”).

In furtherance of the Parties’ discussions, we hereby submit this LOI to the board of directors of LINE. As you are aware, simultaneously with the submission of the LOI, the Parties are also entering into certain non-binding memoranda of understanding in relation to the Proposed Transactions.

2)	Overview of NAVER and SoftBank

NAVER

NAVER is a leading online services provider headquartered in Korea, best known for the country’s most widely used web search engine and portal with 30 million daily mobile unique visitors. NAVER has been providing various innovative contents as well as cutting-edge technology platforms including SNOW (video messaging app), NAVER WEBTOON (digital comics platform) and NAVER BAND (group social media platform), while seeking to lead on emerging technology trends including AI, robotics and mobility with a strong focus on research and development.

NAVER owns 72.6% of the total Shares issued as of September 30, 2019 and has been working closely with LINE to support its stellar growth into a diverse ecosystem of popular services including messaging, fintech, AI, content and delivery with over 200 million users from around the world. Founded on June 2, 1999 and listed on the Korea Exchange on October 29, 2002, NAVER has become a global ICT brand with a market capitalization of KRW 25,235 bn as of November 15, 2019, consolidated revenues of KRW 5,587 bn, EBITDA of KRW 1,204 bn and net income of KRW 628 bn in the year ended December 31, 2018.

SoftBank

Guided by the SoftBank Group Corp.’s corporate philosophy, “Information Revolution – Happiness for everyone,” SoftBank combines telecommunications services with cutting-edge technologies to create and operate new businesses. SoftBank serves more than 44 million mobile consumer and enterprise subscribers in Japan, and as part of its “Beyond Carrier” strategy, is redefining industries by leveraging its unique strengths as a network operator to fully harness the power of 5G, big data, AI, IoT, robotics and other key technologies. Through partnerships with world-leading technology companies, SoftBank offers smartphone-based services that help customers navigate their daily lives, including mobile platforms developed in collaboration with WeWork for coworking, OYO for accommodation, DiDi for transportation, and Yahoo Japan for mobile payments and shopping. For next-generation services, SoftBank formed MONET Technologies Inc. with Toyota Motor Corporation to provide MaaS platforms, and established HAPSMobile Inc., which has a strategic relationship with Alphabet’s Loon, to deliver telecommunications connectivity from the stratosphere in global markets.

3)	Proposal on Tender Offer

A)	Tender Offerors

NAVER and SoftBank propose to collectively acquire directly or indirectly through one or more affiliates by a Tender Offer all of the outstanding (i) Shares (exclusive of Shares held by NAVER and treasury shares), (ii) LINE 4th – 25th share options (vested or unvested) listed in Appendix A attached hereto (the “Share Options”), and (iii) zero coupon convertible bonds due 2023 (the “Convertible Bonds (2023)”) and due 2025 (the “Convertible Bonds (2025)”) issued on September 20, 2018 (exclusive of convertible bonds held by NAVER) (collectively, the “Convertible Bonds”).

NAVER and SoftBank propose to each purchase 50% of each class of securities tendered in the Tender Offer.

B)	Proposed Prices for Purchase (each referred to as a “Tender Offer Price”)

Shares	JPY5,200 per Share

Share Options	JPY1 per Share Option

Convertible Bonds	for Convertible Bonds (2023), JPY6,962,800 per Convertible Bond (face value: JPY 10,000,000)
for Convertible Bonds (2025), JPY6,916,000 per Convertible Bond (face value: JPY 10,000,000)

In determining these Tender Offer Prices, we have considered publicly available information as well as certain information provided to us by LINE to date as part of our due diligence of LINE and its business.

The Tender Offer Price of JPY 5,200 per Share represents (a) a premium of 27.3% with respect to JPY 4,085, the simple arithmetic average closing price for the one-month period ending on November 13, 2019, when there were certain media reports regarding the Proposed Transactions after the closing of the Tokyo Stock Exchange market, (b) a premium of 32.2% with respect to JPY 3,934, the simple arithmetic average closing price for the three-month period ending on November 13, 2019, and (c) a premium of 45.7% with respect to JPY 3,570, the simple arithmetic average closing price for the six-month period ending on November 13, 2019. We believe that this Tender Offer Price is highly attractive to the public shareholders of LINE and would be welcomed by such shareholders.

The Tender Offer Price of JPY 1 yen per Share Option is proposed in light of the fact that Share Options were issued as incentive plans for directors and employees of LINE and thus, the Tender Offerors would be unable to exercise the Share Options even after the Tender Offerors acquire such Share Options.

The Tender Offer Price of JPY 6,962,800 yen per Convertible Bonds (2023) and JPY 6,916,000 yen per Convertible Bonds (2025) are derived from the number of underlying Shares per Convertible Bond (as calculated based on its current conversion price, with fractions rounded down to the nearest whole number) multiplied by the Tender Offer Price of JPY 5,200 per Share, respectively.

C)	Number of Shares to be Purchased

Target Number of Shares to be Purchased	82,032,614
Maximum Number of Shares to be Purchased	—

Note (1)

The Tender Offer will not have a maximum number of shares to be purchased (i.e., a maximum acceptance threshold), and thus, the Tender Offerors will purchase all tendered Shares, Share Options and Convertible Bonds.

Note (2)	The Tender Offerors do not plan to purchase any Shares owned by LINE as treasury shares in the Tender Offer.

Note (3)

The “Target Number of Shares to be Purchased” above is the maximum number of Shares that may be purchased by the Tender Offerors in the Tender Offer. This maximum number is derived from the total number of Shares issued as of September 30, 2019 (240,961,642 Shares) plus the number of Shares issuable upon exercise of the Share Options and the Convertible Bonds (27,402,686 Shares) minus the number of Shares held by NAVER (174,992,000 Shares) minus the number of Shares issuable upon exercise of the Convertible Bonds held by NAVER (9,764,543 Shares) minus the number of LINE’s treasury shares as of September 30, 2019 (1,575,171 Shares).

D)	Potential Delisting after Tender Offer

We intend to acquire all of the outstanding Shares and, if we are unable to acquire all of the outstanding Shares through the Tender Offer, we will take steps to effect a reverse share split (kabushiki heigo) to acquire and/or cash out all of the remaining Shares after the closing of the Tender Offer, after which the Common Shares would be delisted from the Tokyo Stock Exchange and the ADSs would be delisted from the New York Stock Exchange.

4)	Authorization Process

We confirm that each of our respective board of directors has approved the submission of this LOI.

5)	Definitive Agreements

We are prepared to negotiate and finalize definitive agreements for the Proposed Transactions to be executed by the relevant Parties (the “Definitive Agreements”) expeditiously.

6)	Other Key Conditions

A)	No Binding Commitment

This LOI constitutes only a preliminary indication of our interest and is submitted on the basis that it will not give rise to any legally binding rights, obligations and/or commitments on any Party. Such rights, obligations and/or commitments will result only from the execution of Definitive Agreements and shall be subject to the terms and conditions thereof.

B)	Conditions

We propose to commence the Tender Offer only if (i) all Definitive Agreements are executed by the relevant Parties and remain in effect, and (ii) all conditions to the commencement of the Tender Offer set forth in the Definitive Agreements are satisfied or waived, which conditions would include, among other things: (a) the board of directors of LINE having, by unanimous resolution of its disinterested directors, expressed an opinion supporting the Tender Offer and recommending the Tender Offer to its shareholders and such opinion not having been altered or withdrawn, (b) the proposed business integration between LINE and ZHD as well as all related matters having been approved by the shareholders meeting of ZHD, (c) the implementation of the Proposed Transactions not being deemed to constitute, and not reasonably being expected to constitute, a breach of applicable laws or regulations and (d) all necessary consents and approvals required to implement the Proposed Transactions having been obtained (including passage of waiting periods and/or judgment periods prescribed by competition laws or similar laws in Japan and any other relevant country).

C)	Financing

NAVER has sufficient financial resources and the capability to fund 50% of the cash required in the Tender Offer through the use of its cash on hand and other financing sources.

SoftBank has sufficient financial resources and the capability to fund 50% of the cash required in the Tender Offer through the use of its cash on hand and other financing sources.

7)	Disclosure

NAVER intends to, as required by law, disclose this LOI by promptly filing with the U.S. Securities and Exchange Commission (the “SEC”) an amendment to its Schedule 13D in respect of the Common Shares (including the Common Shares issuable upon exercise of the Convertible Bonds) held by it filed with the SEC on September 14, 2018. In addition, NAVER and SoftBank will file all written communications relating to the Tender Offer on Schedule TO-C.

8)	Advisors

	Financial Advisor	Legal Advisors
NAVER	Deutsche Bank	Nishimura & Asahi, Kim & Chang, Cleary Gottlieb Steen & Hamilton LLP
SoftBank	Mizuho Securities	Nagashima Ohno & Tsunematsu, Simpson Thacher & Bartlett LLP

Sincerely,

/s/ SEONGSOOK HAN
SEONGSOOK HAN
CEO
NAVER Corporation

Signature Page to the Letter of Intent - NAVER

Sincerely,

/s/ Ken Miyauchi
Ken Miyauchi
President & CEO
SoftBank Corp.

Signature Page to the Letter of Intent - SoftBank

Appendix A: Share Options

As of November 15, 2019

#	Grant date	Exercise price (Yen)	Exercise period		Number (Shares)
			From	To
#4-6	12/17/2013	344	12/17/2015	12/16/2023	318,500
#7-8	2/8/2014	1,320	2/8/2016	2/7/2024	598,500
#10-11	8/9/2014	1,320	8/9/2016	8/8/2024	120,500
#13-14	11/1/2014	1,320	11/1/2016	10/31/2024	117,000
#16-19	2/4/2015	1,320	2/4/2017	2/3/2025	762,000
#20	7/18/2017	4,206	7/18/2018	7/18/2027	1,262,100
#22-24	7/29/2019	3,500	2022/7/29	7/8/2029	4,695,000

Total					7,873,600